

October 27, 2023

John C. Backus, Jr.
Chief Executive Officer
PROOF Acquisition Corp I
11911 Freedom Drive, Suite 1080
Reston, VA 20190

      Re: PROOF Acquisition Corp I
          Amendment No. 2 to Registration Statement on Form S-4
          Filed October 20, 2023
          File No. 333-274082

Dear John C. Backus:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

Amendmend No. 2 to Registration Statement on Form S-4 filed October 20, 2023

Financial Statements for Volato Inc.
For the Year Ended December 31, 2022
Note 2 Summary of Significant Accounting Policies
Revenue Recognition, page F-36

1.   We note your response to prior comment 13 and reissue the comment in part. In the revised revenue recognition policy, you indicate that "...Occasionally, we offer credits to customers of our Volato Insider and Stretch Card agreements in excess of the cash deposit received as an incentive offering. These credits are non-refundable and are recorded as a contract liability until they are either used or expired. ..." However, you continue to disclose on page 135 that "....Insider deposit customers have preferred access for charter requests over general charter, and the program is fully refundable for any unused balances..." Additionally on page 135, you disclose that "[u]nused balances may be refunded at any time..." related to the Volato Stretch Jet Card. Please revise to

John C. Backus, Jr.
PROOF Acquisition Corp I
October 27, 2023
Page 2

   reconcile or remove the inconsistent disclosures on page 135.

   Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Kevin Dougherty at 202-551-3271 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Scott D. Fisher, Esq.